SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: ISQ Infrastructure Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

600 Brickell Avenue, Penthouse

Miami, FL 33131

Telephone Number (including area code): (786) 693-5700

Name and address of agent for service of process:

Gautam Bhandari

I Squared Capital Registered Advisor LLC

600 Brickell Avenue, Penthouse

Miami, FL 33131

With copies of Notices and Communications to:

Benjamin Wells, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Miami in the State of Florida on the 19th day of August 2024.

ISQ INFRASTRUCTURE INCOME FUND

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Initial Trustee

Attest:	/s/ Matthew McVeigh
Name:	Matthew McVeigh
Title:	Witness